SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AuRico Gold Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

05155C105

(CUSIP Number)

James Porter

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada M5H 3P5

Tel: (416) 368-9932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- With a copy to –

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York, 10036

Tel: (212) 880-6000

April 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 05155C105

1	Names of Reporting Persons ALAMOS GOLD INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BRITISH COLUMBIA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,852,769(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 27,852,769
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,852,769(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14	Type of Reporting Person CO

(1)	Does not include an aggregate of 895,470 Shares owned by directors and officers of AuRico Gold Inc. which are subject to the Voting Agreement (as defined below), representing approximately 0.3% of AuRico Gold Inc.’s outstanding Shares after giving effect to the private placement.

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common shares (the “Shares”) of AuRico Gold Inc. (“AuRico” or the “Company”), a company amalgamated under the laws of Ontario, Canada. The Shares are listed on the New York Stock Exchange and the Toronto Stock Exchange. The address of the principal executive office of the Company is 110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4.

Item 2.	Identity and Background.

(a) This statement is being filed by Alamos Gold Inc. (“Alamos”), a British Columbia corporation:

Schedule I hereto sets forth a list of all the directors and executive officers of Alamos (the “Scheduled Persons”) and their respective principal occupations and addresses

(b) The principal business address of Alamos is 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5.

(c) The principal business of Alamos is to own and operate gold mines in Mexico and Turkey.

(d)-(e) During the last five years, neither Alamos nor to Alamos’ knowledge, any of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Set forth on Schedule I hereto are the citizenships of the Scheduled Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 12, 2015, Alamos and AuRico announced the entering into of an arrangement agreement (the “Arrangement Agreement”), pursuant to which they agreed, subject to certain conditions, to merge the two companies by way of statutory arrangement (the “Arrangement”) under the Business Corporations Act (Ontario) (“OBCA”). Upon completion of the Arrangement, the combined company will be known as Alamos Gold Inc. (“MergeCo”). In addition, pursuant to the Arrangement, certain assets of AuRico will be transferred to a new company (“SpinCo”), expected to be named AuRico Metals Inc. The shares of SpinCo (other than a 4.9% interest that will be retained by MergeCo) will be distributed to former shareholders of Alamos and AuRico. Under the terms of the Arrangement, holders of Alamos shares are expected to receive, for each share held, 1 common share of MergeCo and US$0.0001 in cash, and holders of AuRico shares are expected to receive, for each share held, 0.5046 common shares of MergeCo. Upon completion of the Arrangement, former Alamos and AuRico shareholders will each own approximately 50% of MergeCo. In addition, the following assets of AuRico will be transferred to SpinCo pursuant to the Arrangement: (i) AuRico’s Kemess project, (ii) a 1.5% net smelter return royalty on the Young-Davidson mine, (iii) AuRico’s Fosterville, Leviathan and Stawell royalties, and (iv) US$20 million of cash. Upon completion of the Arrangement, MergeCo will own a 4.9% equity interest in SpinCo. The remaining shares of SpinCo will be distributed approximately 50% each to former Alamos and AuRico shareholders.

Pursuant to the Arrangement Agreement, Alamos subscribed for 27,852,769 Shares of AuRico on a private placement basis, representing approximately 9.9% of AuRico’s outstanding Shares after giving effect to the private placement. The private placement closed on April 20, 2015. The Shares were acquired at a price of US$2.99 per share, equal to AuRico’s closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of US$83,279,779.31, which was funded by cash on hand from Alamos. Completion of the private placement was subject to the satisfaction of certain regulatory requirements but was not contingent on completion of the Arrangement.

Concurrently with the execution and delivery of the Arrangement Agreement, AuRico’s officers and directors have entered into a voting and support agreement (the “Voting Agreement”) covering an aggregate of 895,470 Shares legally or beneficially held by such signatories, representing approximately 0.3% of AuRico’s outstanding Shares after giving effect to the private placement. Pursuant to the Voting Agreement, each signatory has agreed, among other things, to vote his or her Shares in favor of the Arrangement and not to transfer any of his or her Shares without the prior written consent of Alamos. The Voting Agreement provides that it will terminate at the closing of the Arrangement, upon the termination of the Arrangement Agreement, or at any time by mutual consent in writing of Alamos and the other signatories to the Voting Agreement. Alamos has not paid any additional consideration to the signatories of the Voting Agreement to induce such signatories to enter into the Voting Agreement.

The foregoing descriptions of the Arrangement Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by references to the Arrangement Agreement and the Voting Agreement, which are filed as exhibits to this Schedule 13D. The Arrangement Agreement and the Voting agreement are incorporated by reference into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a)-(b)

See Item 3.

(c)

Not applicable.

(d)

See Item 3.

(e)-(f)

Other than as a result of the Arrangement, not applicable.

(g)

Not applicable.

(h)-(i)

Following the Arrangement, MergeCo intends to deregister the Shares under the Securities Exchange Act of 1934, as amended.

(j)

Other than as described above, Alamos currently has no plan or proposal that relates to, or may result in, any of the matters listed in items 4(a)-(j) of this Schedule 13D (although Alamos reserves the right to develop such plans).

See Item 3 and Item 5.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by Alamos is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

(b) The numbers of Shares as to which Alamos has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

(c) Except as otherwise disclosed herein, neither Alamos, nor, to the best knowledge of Alamos, any person listed in Schedule I beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3, Item 4 and Item 5.

Item 7.	Material to be Filed as Exhibits.

The following is filed herewith as an exhibit:

Ex. 1	Arrangement Agreement, dated as of April 12, 2015, between AuRico Gold Inc. and Alamos Gold Inc. (incorporated by reference to Exhibit 99.2 of Alamos Gold Inc.’s Form 6-K furnished to the SEC on April 23, 2015).

Ex. 2	Voting and Support Agreement, dated as of April 12, 2015, between Alamos Gold Inc. and the other signatories thereto (incorporated by reference to Exhibit 99.4 of Alamos Gold Inc.’s Form 6-K furnished to the SEC on April 23, 2015).

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2015

ALAMOS GOLD INC.

By:	/s/ James Porter
Name: James Porter
Title: Chief Financial Officer

SCHEDULE I

Alamos Gold Inc.

Name	Principal Business Address	Principal Occupation or Employment	Citizenship

John A. McCluskey, President, Chief Executive Officer and Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Executive Officer and President of Alamos Gold Inc.	Canada

Paul Murphy, Chairman, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer and Executive Vice President of Guyana Goldfields and Chief Financial Officer of GMP Metals Inc.	Canada

Kenneth Stowe, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Director of Hudbay Minerals Inc. and Zenyatta Ventures Ltd.	Canada

Anthony Garson, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Director of Alamos Gold Inc.	Canada

David Gower, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	President of Brazil Potash Corporation, Chairman of Costal Gold Corp., and Director of Apogee Silver Ltd., Emerita Gold Corp. and Aguia Resources	Canada

David Fleck, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Senior Vice President and Partner of Delaney Capital Management	Canada

James R. Porter, Chief Financial Officer	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer of Alamos Gold Inc.	Canada

Manley R. Guarducci, Chief Operating Officer	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President and Chief Operating Officer of Alamos Gold Inc.	Canada

Charles Tarnocai, Vice-President, Corporate Development	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Corporate Development of Alamos Gold Inc.	Canada

Gregory Fisher, Vice-President, Finance	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Finance of Alamos Gold Inc.	Canada

Andrew Cormier, Vice President, Development and Construction	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice President, Construction and Development of Alamos Gold Inc.	Canada

Christine Barwell, Vice-President, Human Resources	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Human Resources of Alamos Gold Inc.	Canada